

E3.02

CSCL/CD-510 (Rev. 07/18)

**MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS**
**CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU**

| Date Received | AC1 **(FOR BUREAU USE ONLY)** |
|---|---|
| APR 20 2021 8:36am | This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document. |

TranInfo:1 24634232-2 04/15/21
Chk#: 5583 Amt: $2,510.00
ID: 802268692

| Name | | |
|---|---|---|
| Wolfson Bolton PLLC | | |
| Address | | |
| 3150 Livernois, Ste. 275 | | |
| City | State | ZIP Code |
| Troy | MI | 48083 |

FILED

EFFECTIVE DATE: APR 20 2021

ADMINISTRATOR
CORPORATIONS DIVISION

**Document will be returned to the name and address you enter above.**
**If left blank, document will be returned to the registered office.**

## RESTATED ARTICLES OF INCORPORATION

**For use by Domestic Profit Corporations**
(Please read information and instructions on the last page)

*Pursuant to the provisions of Act 284, Public Acts of 1972, the undersigned execute the following Articles:*

1. The present name of the corporation is:
   Hercules Electric Mobility, Inc.

2. The identification number assigned by the Bureau is: 802268692

3. The former name(s) of the corporation are:

4. The date of filing the original Articles of Incorporation was: 12/26/2018

*The following Restated Articles of Incorporation supersede the Articles of Incorporation as amended and shall be the Articles of Incorporation for the corporation:*

**ARTICLE I**

The name of the corporation is:

Hercules Electric Mobility, Inc.

**ARTICLE II**

The purpose or purposes for which the corporation is formed are:

engaging in any activity within the purposes for which corporations may be formed under the Business Corporation Act.

LL

## ARTICLE III

The total authorized shares:

1. Common Shares _____ 30,000,000 _____  Preferred Shares _____ 10,000,000 _____

A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

The Corporation's Board of Directors may cause the Corporation to issue Preferred Shares in one or more series, with each series bearing a distinctive designation and having such relative rights and preferences as prescribed by resolution of the Corporation's Board of Directors. Such resolutions, when filed, would constitute amendments to these Articles of Incorporation.

## ARTICLE IV

1. The name of the resident agent: Thomas J. Kelly _____

2. The street address of the registered office is:

___3150 Livernois, Ste. 275_____ ___Troy_____ , Michigan ___48083___
(Street Address)                                    (City)                          (Zip Code)

3. The mailing address of the registered office, if different than above:

___3150 Livernois, Ste. 275_____ ___Troy_____ , Michigan ___48083___
(Street Address or P.O. Box)                        (City)                          (Zip Code)

## ARTICLE V (Optional. Delete if not applicable)

When a compromise or arrangement or a plan of reorganization of this corporation is proposed between the corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or share holder thereof, or an application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.

## ARTICLE VI (Optional. Delete if not applicable)

Any action required or permitted under the Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. A written consent shall bear the date of signature of the shareholder that signs the consent. Written consents are not effective to take corporate action unless within 60 days after the record date for determining shareholders entitled to express consent to or to dissent from a proposal without a meeting, written consents dated not more than 10 days before the record date and signed by a sufficient number of shareholders to take the action are delivered to the corporation. Delivery shall be to the corporation's registered office, its principal place of business, or an officer or agent of the corporation that has custody of the minutes of the proceedings of its shareholders. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to shareholders that would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and that have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3).

## ARTICLE VII (Additional provision, if any, may be inserted here; attach additional pages if needed).

TO THE FULLEST EXTENT PERMITTED BY THE MICHIGAN BUSINESS CORPORATION ACT OR ANY OTHER APPLICABLE LAWS PRESENTLY OR HEREAFTER IN EFFECT, NO DIRECTOR OF THE CORPORATION SHALL BE PERSONALLY LIABLE TO THE CORPORATION OR ITS SHAREHOLDERS FOR OR WITH RESPECT TO ANY ACTS OR OMISSIONS IN THE PERFORMANCE OF HIS OR HER DUTIES AS A DIRECTOR OF THE CORPORATION. ANY REPEAL OR MODIFICATION OF THIS ARTICLE VII SHALL NOT ADVERSELY AFFECT ANY RIGHT OR PROTECTION OF A DIRECTOR OF THE CORPORATION EXISTING IMMEDIATELY PRIOR TO, OR FOR OR WITH RESPECT TO ANY ACTS OR OMISSIONS OCCURRING BEFORE, SUCH REPEAL OR MODIFICATION.

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5. COMPLETE SECTION (a) IF THE RESTATED ARTICLES WERE ADOPTED BY THE UNANIMOUS CONSENT OF THE INCORPORATOR(S) BEFORE THE FIRST MEETING OF THE BOARD OF DIRECTORS, OTHERWISE, COMPLETE SECTION (b). **DO NOT COMPLETE BOTH.**

a. ☐ These Restated Articles of Incorporation were duly adopted on the _____ day of _____, _____ , in accordance with the provisions of Section 642 of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors.

Signed this _____ day of _____, _____

_____     _____

_____     _____

(Signatures of Incorporators; Type or Print Name Under Each Signature)

b. ☒ These Restated Articles of Incorporation were duly adopted on the _____12th_____ day of _____April_____, ____2021____ , in accordance with the provisions of Section 642 of the Act: (check one of the following)

☐ by the Board of Directors without a vote of the shareholders. These Restated Articles of Incorporation only restate and integrate and do not further amend the provisions of the Articles of Incorporation as heretofore amended and there is no material discrepancy between those provisions and the provisions of these Restated Articles.

☑ by the shareholders at a meeting in accordance with section 611(3) of the Act.

☐ were duly adopted by the written consent of the shareholders that have at least the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders that have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

☐ were duly adopted by the written consent of the shareholders entitled to vote in accordance with section 407(2) of the Act.

☐ by the Board of Directors of a profit corporation pursuant to Section 611(2) of the Act.

Signed this____12th____ day of _____April_____, ____2021____

By_____
(Signature of an authorized officer or agent)

James Breyer
(Type or Print Name)